UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Pubicly-Held Company

NIRE 35.300.186.133

CNPJ/MF nº 02.429.144/0001-93

MINUTES OF THE GENERAL ORDINARY AND EXTRAORDINARY MEETING

HELD ON APRIL 27th, 2018

I. Day, Time and Place: At 10:00 a.m., on April, 27th, 2018, at the company's registered office CPFL Energia S.A. (“CPFL Energia” ou “Companhia”), located on the Highway Engenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, in the City of Campinas, State of São Paulo.

II. Presiding Board: Chairman, Mr. Yumeng Zhao, Member of the Board of Directors, and Secretary, Mr. Gustavo Henrique de Aguiar Sablewski, as provided for in Article 10 of the Company's Bylaws.

III. Attendance: Shareholders representing (i) 96,14% of the Company's voting capital at the Annual Shareholders' Meeting; and (ii) 96,14% of the Company's voting capital at an Extraordinary General Meeting, as per the signatures in the Shareholders' Attendance Book. Attendance, too, Mr. André Dorf (CEO), Mr. Ricardo Florence dos Santos (Member of the Fiscal Council), and Márcio José dos Santos (representative of KPMG - Independent Auditors).

IV. Call Notice: Published in the newspaper Valor Econômico, in the editions of March 28th, 29th and 30rd, 2018 and in the Official Gazette of the State of São Paulo, in the editions of March 28th, 29th and 30rd, 2018 and rectified by errata of April 6th, 2018.

V. Agenda:

Ordinary General Meeting: (a) take the accounts of the administrators, examine, discuss and vote the management report and the financial statements of the Company, together with the opinions of the independent auditors and the Fiscal Council, relating to the fiscal year ended December 31st, 2017; (b) to approve the proposal for the allocation of net income for the fiscal year ended December 31st, 2017 and the distribution of dividends; (c) to define the number of members of the Board of Directors, pursuant to Article 15 of the Company's Bylaws; (d) to elect the members of the Board of Directors of the Company; (e) to elect the members of the Company's Fiscal Council; (f) to set the global annual compensation amount of the Company's directors for the period from May 2018 to April 2019; and (g) to set the annual global amount of the remuneration of the members of the fiscal council for the period from May 2018 to April 2019.

Extraordinary General Meeting: (a) To approve the amendment of the Company’s Bylaws, according to the Management Proposal, to: (I) harmonize the statutory provisions with the new Novo Mercado rules, in order to: (A) modify the following articles: (i) sole paragraph of article 1; (ii) article 5; (iii) caput and sole paragraph of article 14; (iv) paragraph 3 of article 26; (v) caput of article 34; (vi) article 43; (B) exclude the following articles: (i) sole paragraph of articles 34; (ii) caput and sole paragraph of article 35; (iii) articles 36, 37, 38 and its paragraphs, 39 and its paragraphs, 40, 41 and its paragraphs and 42 and its paragraphs; (II) update the monetary values in articles 17, items (i), (k), (m), (n), (s), (z), (aa) and 21, item (e), as well as update the reference of article 47 to 2018; (III) to change the number of members of the Board of Executive Officers, with the creation of a position, as well as to change the competencies established, with the change of the caput of article 18 and inclusion of subitem (iv) in item (b) and inclusion of item (h); (IV) exclude the term repeated in Article 20; (V) extinguish the Reserve for Adjustments to the Financial Asset of the Concession with the exclusion of item (c) of paragraph 2 of article 27; (VI) change all references to BM & FBOVESPA S.A. - Securities, Commodities and Futures Exchange for B3 S.A. - Brazil, Stock Exchange, Counter; and (VII) to adjust the defined terms and renumbering of all provisions of the Bylaws and cross-references to the articles contained therein as a result of the changes proposed above.; (b) to approve the consolidation of the Company’s Bylaws.; and (c) to approve the transference of the balance of the extinguished Reserve for Adjustments to the Concession Financial Assets to the account of Retained Earnings or Accumulated Losses.

VI. Reading Documents, Receiving Votes and Minutes: (1) the reading of the documents related to the matters to be resolved at these Ordinary and Extraordinary Shareholders' Meetings and the consolidated voting map were waived since they are fully known to shareholders; (2) the statements of votes, protests and dissent presented were numbered, received and authenticated by the Board and will be filed at the Company's headquarters, pursuant to Article 130, paragraph 1, of Law 6404, dated December 15th, 1976 (“Law of S.A.”); and (3) it was authorized to draw up these minutes in summary form and their publication with the omission of the signatures of all the shareholders, pursuant to Article 130, paragraphs 1 and 2, of the Law of S.A.

VII. Deliberations Taken: After the discussions related to the matters included in the Agenda, the shareholders resolved:

At the Annual General Meeting:

(a) To approve, by a majority of the votes cast, with due legal abstention and without any reservations, the Company's Financial Statements and the Management Report for the fiscal year ended December 31st, 2017, and to take cognizance of the Independent Auditors' Opinions - KPMG Auditores Independentes, and of the Fiscal Council, in the form of subsections "a" and "b" of article 8 and of the caput of article 27 of the Bylaws, being duly published in the Official Gazette of the State of São Paulo and in the newspaper Valor Econômico in the edition of March 28th, 2018;

(b) To approve, by a majority of the votes cast, in accordance with the provisions of item "c" of article 8 and paragraph 2 of article 27 of the Bylaws, the proposal of the Company's management to allocate the result for the fiscal year of 2017, whose net income was R$ 1,243 million (one billion, two hundred and forty three million), as follows:

(i)                    Allocation to legal reserve in the amount of fifty-eight million, nine-hundred and eighty-seven thousand, five-hundred and twenty reais and twenty-four cents (R$ 58,987,520.24);

(ii)          Allocation to statutory reserve (Reserve for Adjustment of Financial Assets of Concession) in the amount of one-hundred and twenty-three million, six-hundred and seventy-two thousand, five-hundred and fourteen reais and four cents (R$ 123,672,514.04);

(iii)               R$ 746,540,546.94 (seven hundred and forty-six million, five hundred and forty thousand reais and ninety-four centavos), destined to the statutory reserve for the reinforcement of working capital; and

(iv)               two hundred and eighty million, one hundred and ninety thousand, seven hundred and twenty-one reais and fourteen centavos (R$ 280,190,721.14), intended to pay mandatory minimum dividends, to be realized pursuant to Article 31 of the Bylaws Of the Company.

(c) To approve, by a majority of the votes cast, the number of 7 (seven) members, being 2 (two) independent members, to compose the Board of Directors of the Company, observing the provisions in the caput of article 15 of the Bylaws;

(d) To elect, by a majority of the votes cast, to constitute the Company's Board of Directors, for a term of one (1) year, up to the date of the Annual General Meeting to be held in 2019, pursuant to item "d" of article 8 and article 15 of the Company's Bylaws, as effective members:

(i) MR. BO WEN, Chinese, married, administrator, bearer of passport No. PE062516, with address at n°. 1, Baiguang Road, Xicheng District, Beijing, China, represented by Yumeng Zhao, Chinese, married, administrator, holder of RNE no. G363924-9, enrolled with CPF/MF under n°. 239.777.708-88, resident and domiciled in the City of Campinas, SP, with business address at Rodovia Engenheiro Miguel Noel Nascente Burnier, 1755 - Km 2,5, in the City of Campinas, State of São Paulo.

(ii) MR. SHIRONG LYU, Chinese, married, administrator, bearer of passport N° PE1386983, with address at N° 1, Baiguang Road, Xicheng District, Beijing, China, represented by Yumeng Zhao, Chinese, married, administrator, holder of RNE no. G363924-9, enrolled with CPF/MF under n°. 239.777.708-88, resident and domiciled in the City of Campinas, SP, with business address at Rodovia Engenheiro Miguel Noel Nascente Burnier, 1755 - Km 2,5, in the City of Campinas, State of São Paulo.

(iii)  MR. YANG QU, Chinese, married, administrator, bearer of passport N° PE0465763 and RNE Identity Card N° V743663-N, enrolled with CPF/MF under N° 061.362.877-22, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with office located at Avenida Presidente Vargas, nº 955;

(iv) MR. YUMENG ZHAO, Chinese, married, administrator, holder of RNE no. G363924-9, enrolled with CPF/MF under n°. 239.777.708-88, resident and domiciled in the City of Campinas, SP, with business address at Rodovia Engenheiro Miguel Noel Nascente Burnier, 1755 - Km 2,5, in the City of Campinas, State of São Paulo;

(v) MR. ANDRE DORF, Brazilian citizen, married, administrator, bearer of Identity Card RG N° 14.379.624-0 SSP / SP, enrolled with CPF/MF under N° 170.751.778-93, resident and domiciled in the City of Campinas, SP, with business address at Rodovia Engenheiro Miguel Noel Nascente Burnier, 1755 - Km 2,5, in the City of Campinas, State of São Paulo;

(vi) as an  independent member, in compliance with the provisions of item 4.3.3 of the Listing Rules of B3 S.A. - Brasil, Bolsa, Balcão ("B3") and paragraphs 1 and 3 of article 15 of the Company's Bylaws: MR. ANTONIO KANDIR, Brazilian citizen, divorced, engineer, bearer of identity card RG N° 4,866,700-6 SSP/SP, enrolled with CPF/MF under N° 146.229.631-91, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rodovia Engenheiro Miguel Noel Nascente Burnier, 1755 - Km 2,5, in the City of Campinas, State of São Paulo. The candidate elected herein stated that he holds a position of board member at Coimex Empreendimentos e Participações Ltda., a company that holds a minority interest in Companhia Energética de Petrolina, but the shareholders present decided unanimously to recognize that this circumstance would not constitute the obstacle Article 147, paragraph 3, I, of Law 6,404/76 to exercise the position of director of the Company; and

(vi) as an independent member, in compliance with the provisions of item 4.3.3 of the Listing Rules of B3 S.A. - Brasil, Bolsa, Balcão ("B3") and paragraphs 1 and 3 of article 15 of the Company's Bylaws: MR. MARCELO AMARAL MORAES, Brazilian citizen, married, bachelor in economics, bearer of identity card RG N° 71788897 IFP/RJ, enrolled with CPF/MF under n° 929.390.077-72, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rodovia Engenheiro Miguel Noel Nascente Burnier, 1755 - Km 2,5, in the City of Campinas, State of São Paulo.

The Board members hereby elected shall be invested in their respective positions by signing (i) a statement that they have the necessary qualifications and comply with the requirements established in Article 147 and paragraphs of the Brazilian Corporate Law for the exercise of their respective positions and that they have no legal impediment to their election, pursuant to the Instruction of the Brazilian Securities and Exchange Commission - CVM nº 367/02; and (ii) of term of office, drawn up in the minutes book of the Board of Directors. The ownership of the directors shall be conditioned, as the case may be, to obtain the applicable visa or to the constitution of a resident representative in the Country, in compliance with the provisions of article 146, § 2, of Law 6,404/76.

(e) To elect, by a majority of the votes cast, to form the Company's Fiscal Council, for a term of one (1) year, until the Ordinary General Meeting to be held in 2019, as provided for in item "e" of article 8 and the caput of article 26 of the Company's Bylaws:

(i) MS. LISA BIRMANN GABBAI, Brazilian, single, economist, bearer of Identity Card RG N° 30204547 SSP/SP, enrolled with CPF/MF) under n° 326.680.018-46, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with office located Avenida Presidente Vargas, 955, in the City of Rio de Janeiro, State of Rio de Janeiro, as acting memeber; MR. CHENGGANG LIU, Chinese, married, accountant, bearer of passport N° PE0820071 and RNE Identity Card N° G268761-U, enrolled with CPF/MF under N° 063.843.197-21, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with office located at Avenida Presidente Vargas, no. 955, as the respective deputy.

(ii) MRS. RAN ZHANG, Chinese, married, accountant, bearer of passport N° PE0935049 and RNE Identity Card N° G299542-J, enrolled with CPF/MF under N° 063.980.997-96, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with office located at Avenida Presidente Vargas, no. 955, as acting member; and MR. JIA JIA, Chinese, married, accountant, bearer of passport N° PE0820075, and RNE Identity Card N° G260661-0, enrolled with CPF/MF under N° 063.817.437-60, residente e domiciliado na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with office located at Avenida Presidente Vargas, no. 955, as the respective deputy.

(iii) MR. RICARDO FLORENCE DOS SANTOS, Brazilian citizen, married, business administrator, holder of Identity Card RG N° 6,231,779-9-SSP/SP, enrolled with CPF/MF under N° 812.578.998-72, resident and domiciled in the city of São Paulo, State of São Paulo, with commercial address at the Miguel Noel Nascente Burnier Highway, 1755 - Km 2.5, in the City of Campinas, State of São Paulo, as acting member; and MR. REGINALDO FERREIRA ALEXANDRE, Brazilian citizen, married, economist, bearer of Identity Card RG N° 8.781.281 SSP/SP, enrolled with CPF/MF under N° 003.662.408-03, resident and domiciled in the city of São Paulo, State of São Paulo, with commercial address at the Miguel Noel Nascente Burnier Highway, 1755 - Km 2.5, in the City of Campinas, State of São Paulo, as the respective deputy.

The Board members hereby elected shall be invested in their respective positions by signing (i) a statement that they have the necessary qualifications and comply with the requirements established in Article 147 and paragraphs of the Brazilian Corporate Law for the exercise of their respective positions and that they have no legal impediment to their election, pursuant to the Instruction of the Brazilian Securities and Exchange Commission - CVM nº 367/02; and (ii) of term of office, drawn up in the minutes book of the Board of Directors. The ownership of the directors shall be conditioned, as the case may be, to obtain the applicable visa or to the constitution of a resident representative in the Country, in compliance with the provisions of article 146, § 2, of Law 6,404/76.

(f) To fix, by a majority of the votes cast, as provided for in item "f" of article 8 of the Bylaws, the overall compensation of the Company's Directors, up to R$ 33,572,905.46 (thirty-three million, five hundred and seventy-two thousand, nine hundred and five reais and forty cents) for the period from May 2018 to April 2019, included in this amount all the benefits and charges. Of the total amount of remuneration proposed to the Directors, the amount of six hundred and nineteen thousand, nine hundred and fifteen reais and ninety-four centavos (R$ 619,915.94) is intended for the fixed remuneration of the Board of Directors and the maximum amount of thirty-two million, nine hundred and fifty-two thousand, nine hundred and eighty-nine reais and fifty-two centavos (R$ 32,952,989.52) is intended to the fixed and variable compensation of the Company's Executive Board; and

(g) To fix, by a majority of the votes cast, in accordance with the provisions of item "f" of article 8 and paragraph 3 of article 26 of the Bylaws, the total remuneration of the members of the Company's Fiscal Council, in the amount of up to three hundred twenty-three thousand, six hundred and ninety-three reais and eighty-six centavos (R$ 323,693.86), for the period from May 2018 to April 2019, respecting, for each member in exercise, the minimum value of not less than 10% (ten percent) of the remuneration that, on average, is attributed to each Executive Director, not including benefits, representation fees and profit sharing, pursuant to paragraph 3 of Article 162 of the SA Law.

At the Extraordinary General Meeting:

(a) To aprove, by a majority of the votes cast, the amendment of the Company’s Bylaws, according to the Management Proposal, to: (I) harmonize the statutory provisions with the new Novo Mercado rules, in order to: (A) modify the following articles: (i) sole paragraph of article 1; (ii) article 5; (iii) caput and sole paragraph of article 14; (iv) paragraph 3 of article 26; (v) caput of article 34; (vi) article 43; (B) exclude the following articles: (i) sole paragraph of articles 34; (ii) caput and sole paragraph of article 35; (iii) articles 36, 37, 38 and its paragraphs, 39 and its paragraphs, 40, 41 and its paragraphs and 42 and its paragraphs; (II) update the monetary values in articles 17, items (i), (k), (m), (n), (s), (z), (aa) and 21, item (e), as well as update the reference of article 47 to 2018; (III) to change the number of members of the Board of Executive Officers, with the creation of a position, as well as to change the competencies established, with the change of the caput of article 18 and inclusion of subitem (iv) in item (b) and inclusion of item (h); (IV) exclude the term repeated in Article 20; (V) extinguish the Reserve for Adjustments to the Financial Asset of the Concession with the exclusion of item (c) of paragraph 2 of article 27; (VI) change all references to BM & FBOVESPA S.A. - Securities, Commodities and Futures Exchange for B3 S.A. - Brazil, Stock Exchange, Counter; and (VII) to adjust the defined terms and renumbering of all provisions of the Bylaws and cross-references to the articles contained therein as a result of the changes proposed above;

(b) To approve, by a majority of the votes cast, the consolidation of the Company's Bylaws that will become effective, as of this date, with the wording in Annex I, which is included in these Minutes for all legal purposes and will be made available on the Company's website; and

(c) To approve, by a majority of the votes cast, the transfer of the balance of the extinguished Reserve for Adjustment to the Financial Assets of the Concession to the account of Retained Earnings or Accumulated Losses, in the total amount of eight hundred twenty-six million, six hundred thousand, three hundred, fifty-eight reais and forty-three centavos (R $ 826,600,358.43).

VIII. Closure: There being no further business to discuss, the Chairman suspended the meeting for the time required to draw up these minutes. Once the meeting was reopened, the minutes were read, approved and signed by the Chairman of the Board, by the Secretary and by the attending shareholders.

These minutes are a faithful copy of those filed in the respective book.

YUMENG ZHAO Chairman of the Board
VALTER MATTA Secretary

Schedule I

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93

Corporate Registry ID (NIRE) 35.300.186.133

BY-LAWS OF CPFL ENERGIA S.A.

(consolidated at the Extraordinary General Meeting held on 04/27/2018)

CHAPTER I CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM
Article 1 - CPFL Energia S.A. shall be governed by these Bylaws and the applicable legislation.

Sole Paragraph – With the Company joining the special listing segment named Novo Mercado of B3 S.A. – Brasil, Bolsa Balcão (“B3”), the Company, its shareholders, including controlling shareholders, its Directors and Officers and the Audit Committee members, when installed, shall obey by the provisions of the Bylaws of Novo Mercado

Article 2 - The Company has as its corporate purpose to:

(a) foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b) render services related to electricity, as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c) hold interest in the capital of other companies, or in associations, engaged in activities similar to the ones performed by the Company especially companies having as purpose fostering, building, setting up and commercially explore projects for the electricity generation, distribution, transmission and sale and related services.

Article 3 - The Company has its head office and jurisdiction in the city of Campinas, State of São Paulo, at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino - CEP: 13088-140, and may open, change the address and close branches, offices agencies, or other facilities in any places of Brazil, by decision of the Executive Board, or abroad by decision of the Board of Directors.

Article 4 - The duration term of the Company is undetermined.
CHAPTER II CAPITAL STOCK AND SHARES

Article 5 - The capital stock of the Company is five billion, seven hundred and forty-one million, two hundred and eighty-four thousand, one hundred and seventy-four cents (R $ 5,741,284,177.75), fully subscribed and paid in, divided into 1,017,914,746 (one billion, seventeen million, nine hundred and fourteen thousand, seven hundred and forty-six) common shares, all nominative, book-entry shares with no par value.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new common shares, by decision of the Board of Directors, irrespective of amendment to the Bylaws.

Paragraph 2 - Up to the limit of the authorized capital, the Board of Directors may also decide on the following:

(i) issue of shares, debentures convertible into shares or subscription warrants, which may be issued without preemptive rights of shareholders, pursuant to Article 172 of Federal Law 6,404/76, and (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting.

At the discretion of the Board of Directors, the Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control without the preemptive rights or with a reduced term for the exercise of preemptive rights pursuant to the provisions of Article 172 of Law No. 6,404/76 (Brazilian Corporations Law).

In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Executive Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance as well as the term for the exercise of the preemptive right, if any.

Paragraph 3 – In the event provided in Paragraph 1 of this Article, the Board of Directors shall set the issue price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Paragraph 4 - The subscribed shares shall be paid up in cash.

Paragraph 5 - The shareholder who fails to pay in its subscribed shares, shall pay the Company interest in arrears of one per cent (1%) per month or fraction thereof, counted as of the first (1st) day as of the failure to perform the obligation, monetarily adjusted as allowed by law added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Paragraph 6 - The Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced on the market, by resolution of the Board of Directors, observing to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions, in accordance with item “i” of Article 17 herein.

Paragraph 7 - The shares are indivisible before the Company and each share shall entitle to one (1) vote in the Shareholders’ Meetings.

Paragraph 8 - The Company, by resolution of the Board of Executive Officers, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services Agreement, in accordance with item “g” of Article 21 herein.

Article 6 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, pursuant to the Law.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide on the issue of simple debentures, not convertible into shares and without security interest.

Article 7 - The Company may not issue preferred shares or founders’ shares.
CHAPTER III THE SHAREHOLDERS MEETING

Article 8 - The Shareholders’ Meeting shall meet regularly by April 30 of each year, pursuant to the law, in order to:

a) decide on the management accounts referring to the last fiscal year;

b) examine, discuss and vote the financial statements, accompanied by the opinion of the Audit Committee;

c) decide on the allocation of the net profit of the fiscal year and distribution of dividends;

d) elect the effective and alternate members of the Board of Directors;

e) elect the effective and alternate members of the Audit Committee; and

f) determine the global compensation of the members of the Board of Directors and of the Board of Executive Officers, as well as the compensation of the Audit Committee.

Article 9 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Audit Committee, or by shareholders, in accordance with the Law.

Sole Paragraph - The Shareholders’ Meeting will be responsible, in addition to the matters under its responsibilities provided in the law or in these Bylaws for the following:

a) the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission;

b) the delisting from the Novo Mercado of B3 S.A.;

c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapters VIII and IX of these Bylaws, based on a list of three selected firms provided by the Board of Directors;

d) the plans for the granting of stock options to members of management and employees of the Company and companies directly or indirectly controlled by the Company, without the preemptive rights by the shareholders; and

e) amend the Bylaws.

Article 10 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Sole Paragraph - The decisions of the Shareholders’ Meeting shall be made by the simple majority of the attending shareholders.

Article 11 - The shareholders may be represented in the Shareholders’ Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, Article 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the head offices up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if he/she/it has not delivered such documents previously.

Article 12 – The Shareholders’ Meeting may only consider and vote on the matters in the agenda of the Call Notice.

Sole Paragraph – All documents pertaining to the matters to be considered and voted in the Shareholders’ Meeting must be made available to shareholders, at the headquarters of the Company, on the date of the publication of the first call notice, except as provided otherwise by Law or the applicable regulations requiring their availability in greater advance.

CHAPTER IV MANAGEMENT BODIES
SECTION I General Provisions Applicable to the Management Bodies

Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Executive Officers.

Sole Paragraph - The roles of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.

Article 14 - The members of the Board of Directors and of the Board of Executive Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book that shall contemplate the arbitration clause stablished in clause 34 herein, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Sole Paragraph - The managers of the Company must adhere to the Policies for Disclosure of Material Act or Fact and Trading on Company Securities, upon signature of the respective Instrument.

SECTION II The Board of Directors

Article 15 - The Board of Directors shall be composed of at least five (5) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

Paragraph 1 – In the composition of the Board of Directors, there should be Independent Director(s), as provided below:

(a) if the Board of Directors is composed of five (5) members, then there should be one (1) Independent Director;

(b) if the Board of Directors is composed of six (6) to ten (10) members, then there should be two (2) Independent Directors; and

(c) if the Board of Directors is composed of more than ten (10) members, then the number of Independent Directors shall be twenty percent (20%) of the total number of members of the Board of Directors.

Paragraph 2 - The Independent Directors shall be expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Paragraphs 4 and 5, Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Paragraph 3 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Paragraph 4º - The Board of Directors shall have a Chairman and a Vice Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Paragraph 5º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his/her(their) absence(s) or occasional impediment(s), observing the provisions set out in Paragraph 1, Article 16 herein.

Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law.

Paragraph 1 – In the absence or in case of temporary impediment of the Chairman of the Board of Directors, he/she shall be replaced in his/her functions, by the Vice Chairman or, in his/her absence, by another Member of the Board of Directors that he/she may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her duties for the remaining term of office.

Article 17 - The duties of the Board of Directors are to:

a) elect the Chief Executive Officer and the Vice President Officers of the Company, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting, and approve the election of the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company;

b) set the general business guidelines of the Company and its direct and indirect subsidiaries, previously approving the respective strategic plans, expansion projects, investment programs, business policies, annual budgets and five-year business plan, as well as their annual reviews;

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chief Executive Officer, information about executed contracts, or contracts to be executed, and any other acts by the Company and its direct or indirect subsidiaries;

d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

f) decide on the capital increase within the authorized capital limit through (i) the issue of shares, convertible debentures and subscription warrants; or (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting, pursuant to Paragraph 2 of Article 5 herein;

g) decide on the conditions to issue promissory notes for public distribution, pursuant to the applicable law;

h) decide on the appointment and/or dismissal of the independent auditors of the Company and its direct and indirect subsidiaries;

i) decide on obtaining loans or debt assumption in an amount above forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00) by the Company and its direct and indirect subsidiaries;

j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters VIII and IX of these Bylaws;

k) decide on the acquisition of any fixed asset in an amount equal to or higher than forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than three million, five hundred and seventeen thousand reais (R$3,517,000.00) by the Company and its direct and indirect subsidiaries;

l) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares, in accordance with the provisions in Paragraph 6, Article 5;

m) authorize the prior and express execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00);

n) previously and expressly authorize the execution of contracts of any nature in a global amount higher than forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

o) express its opinion on the matters that the Board of Executive Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

p) decide on the incorporation and winding up of subsidiaries, direct or indirect participation in consortia and on the acquisition or disposal of interest in other companies, whether by the Company or by its direct or indirect subsidiaries;

q) decide on any change in the human resources policy that may have a substantial impact on the costs of the Company and/or its direct or indirect subsidiaries;

r) call for examination, at any time, any matter in connection with the business of the Company and/or its direct or indirect subsidiaries;, even if not comprised in this Article, and hand down a decision for mandatory performance by the Board of Executive Officers;

s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, two hundred and sixty thousand reais (R$47,260,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and seventeen thousand reais (R$3,517,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

t) previously and expressly authorize the offering of guarantee or assumption of debt, by the Company and/or its direct or indirect subsidiaries, to the benefit or on favor of third parties;

u) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on equity, observing the provisions in Articles 28 and 29 herein;

v) decide on the establishment and composition of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

w) approve the its own internal regulations and those of Advisory Committees and Commissions to the Board of Directors;

x) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company, pursuant to Paragraph 2 of Article 5 herein;

y) previously authorize the execution of Shareholders’ or Partners’ Agreements and any amendment to Concession Agreements executed by the Company or any directly or indirectly controlled company, or associated companies;

z) approve the Company’s Annual Corporate Events Calendar, which shall contain at least the information provided for in the Novo Mercado Regulation provided by B3 S.A.;

aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least  the requirements made by the applicable Novo Mercado rules; and

ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 43 herein;

ac) exam the quarterly results of the Company;

ad) previously approve the nominations by the Chief Executive Officer, for the boards of directors of companies directly or indirectly controlled and/or associated companies;

ae) consider and vote on any matter proposed by the Chief Executive Officer that is not the exclusive responsibility of the Shareholders’ Meeting;

af) exercise the other powers granted upon it by the law or by these Bylaws, and

ag) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The Board of Directors shall hold at least twelve (12) ordinary meetings per year, in accordance with calendar to be released in the first month of each fiscal year, but may however hold extraordinary meetings if its Chairman so requests, by his/her own initiative or at the request of any of its member. The resolutions of the Board of Directors shall be taken by majority vote of members then present (with the mandatory presence among them of the Chairman or Vice Chairman).

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman or Vice Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Paragraph 5 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting may not be discussed on the second call, except with the unanimous presence of the members of the Directors and with their express agreement with the new agenda.

Paragraph 6 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 7 – At the meetings of the Board of Directors, Directors may participate via conference call or video conference call, as well as vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

SECTION III The Board of Officers

Article 18 - The Board of Executive Officers shall be comprised of nine (9) members, one of them to act as Chief Executive Officer, one as Deputy Chief Executive Officer, one as Regulated Operations Executive Vice President, one as Market Operations Executive Vice President, one as Legal and Institutional Relations Executive Vice President; one as Business Development and Planning Executive Vice President, one as Financial Executive Vice President, who shall also perform the duties of Investors Relations Officer; one as Deputy Chief Financial Officer and one as Business Management Executive Vice President.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

a) Of the Chief Executive Officer, to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) call and chair the meetings of the Board of Executive Officers;

(ii) grant leave to the members of the Board of Executive Officers and appoint their substitutes;

(iii) coordinate and guide the work of the Executive Vice Presidents; (iv) recommend to the Board of Directors the areas of each Executive Vice President;

(v) make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi) represent the Company in the Shareholders’ Meetings and/or quotaholders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint an Executive Vice President in his/her place, to represent the Company; and

(vii) appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

b) Of the Deputy Chief Executive Officer, assist the Chief Executive Officer to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, assist the Chief Executive Officer to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, assist the Chief Executive Officer to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) assist the Chief Executive Officer to coordinate and guide the work of the Executive Vice Presidents;

(ii) assist the Chief Executive Officer to recommend to the Board of Directors the areas of each Executive Vice President;

(iii) assist the Chief Executive Officer to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

(iv) carry out the management of the Company’s human resources, and of the companies directly or indirectly controlled by and/or affiliated to it, as applicable.

c) Of the Regulated Operations Executive Vice President, to direct and lead the businesses related to distribution of electric energy, in observance of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

d) Of the Market Operations Executive Vice President, to direct and lead the electric energy generation, commercialization and services businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

e) Of the Legal and Institutional Relations Executive Vice President, to direct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

f) Of the Business Development and Planning Executive Vice President, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation, commercialization and  services, and other related or complementary activities; as well as direct and lead the strategic, energy and innovation management planning processes of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

g) Of the Financial Executive Vice President, to conduct and lead the administration and management of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets;

h) Of the Deputy Chief Financial Officer , to assist the Financial Executive Vice President to perform the financial activities of the Company and the companies directly and indirectly controlled by it, including investment analysis, proposal and hiring of loans and financings, treasury, planning, financial and tax control operations, and the management of the activities inherent to accounting; also, to assist the Executive Vice-President of Investors Relations in his attributions before the shareholders and the public in general; and

i) Of the Business Management Executive Vice President, to direct and lead the information technology, quality, supplies, infrastructure and logistics   management processes; to direct the organizational management processes and systems and disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

Article 19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Board of Directors shall determine which member of the Board of Executive Officers shall perform his/her duties temporarily until the substitute is elected.

Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by a member of the Board of Executive Officers to be determined by the Chairman of the Board of Directors.

Paragraph 2 - In the event of absence or temporary impediment of any Executive Vice President, the Chief Executive Officer shall replace him/her or appoint another Executive Vice President to do so.

Article 21 - The duties of the Board of Executive Officers are to:

a) Perform all acts necessary to the regular operation of the Company;

b) Submit to the Board of Directors the Company Policies and Strategies;

d) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein;

e) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher forty-seven million, two hundred and sixty thousand reais (R$47,260,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than three million,  five hundred and seventeen thousand reais (R$3,517,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, two hundred and sixty thousand reais (R$47,260,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and seventeen  thousand reais (R$3,517,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00)

f) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by B3 S.A.;

g) approve the engagement of depositary institutions for the rendering of bookkeeping services for book entry shares of the Company and/or its direct or indirect subsidiaries; and

h) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

i) Without prejudice to the sphere of competence of the Board of Directors, set forth in article 17 of these Bylaws, resolve, previously and expressly, in relation to the Company and/or the companies directly or indirectly controlled by the Company, on:

i.1) execution of purchase and sale acts and agreements for supplies and services in amounts equal to or higher than five million, nine hundred and twenty six thousand reais and one cent (R$ 5,926,000.01) except for service agreements executed with financial institutions and power purchase and sale agreements, for which the competence indicated in item (i.2) below should be overseen;

i.2) execution of acts and agreements of any nature with a total amount equal to or higher that eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00), even if it refers to expenses set out in the yearly budget or in the five year business plan;

i.3) acquisition of any fixed assets in amounts equal to or higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00);

i.4) disposal, encumbrance or constitution of any kind of guarantee which does not involve fixed assets in amounts equal to or higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it; and the disposal, encumbrance, or constitution of any kind of guarantee which involves fixed assets in amounts higher than one million, three hundred and ninety four million reais and one cent (R$ 1,394,000.01) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it, or any value if the fixed asset is a real state.

Article 22 - The Board of Executive Officers shall meet, validly, upon call of the Chief Executive Officer, with the presence, at least, of half plus one Officers, and will decide by majority vote of those present, and the Chief Executive Officer shall have the casting vote in case of a tie.

Article 23 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Executive Officers; (ii) by one Executive Officer alone, provided that previously authorized by the Board of Directors; (iii) by one Executive Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Executive Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” and “ad judicia et extra” powers of attorney, that may be delegated and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the respective period(s) of time of the financing contract(s).

Paragraph 2 - With due regard to provisions herein, the Company may be represented by an Executive Officer alone or attorney-in-fact (i) to perform merely administrative routine acts, including (a) before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (b) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (c) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (d) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company (ii) in public or private biding processes to perform record update, registration, submission of declarations, accreditation and other acts; (iii) to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered without effect in relation to the Company.

Article 24 - It is the duty of any member of the Board of Executive Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Article 25 - The Chief Executive Officer may dismiss any member of the Board of Executive Officers, and shall inform his/her decision and the reasons supporting it to the Board of Directors, and the dismissal shall be formalized in the subsequent meeting of said body. The duties of the removed Executive Vice-President shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

CHAPTER V THE AUDIT COMMITTEE

Article 26- The Audit Committee shall be composed of three (3) effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Paragraph 1 - At least 1 (one) of the members of the Audit Committee shall be considered as independent member.

Paragraph 2 - The members of the Audit Committee shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Audit Committee.

Paragraph 3 - The investiture of the members of the Audit Committee taking office is conditioned to the signature of the term of investiture that shall contemplate the arbitration clause stablished in clause 34 herein, as well as the attendance of the applicable legal requirements.

Paragraph 4 - The fees of the Audit Committee members shall be fixed by the Annual Shareholders Meeting.

Paragraph 5 - The duties of the Audit Committee are the ones set out in the law and it shall function permanently.

CHAPTER VI THE FISCAL YEAR

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Audit Committee, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the fiscal year result.

Paragraph 1 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a) five per cent (5%), before any other location, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

d) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Concession Financial Assets and the Legal Reserve, in this order, the last to be absorbed.

Article 28 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Article 29 - By resolution of the Board of Directors, in accordance with item “u” of Article 17, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Article 30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued profits or profit reserves existing in the last balance sheet or semiannual balance.

Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.

Article 31 - The dividends, except as otherwise decided by the Shareholders Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

Article 32 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders Meeting may allocate to the Board of Directors and to the Board of Executive Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Article 33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

CHAPTER X ARBITRATION

Article 35 – The Company, the shareholders, the managers and the members of the Fiscal Counsel, effective or alternates, undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, their position of issuer, shareholders, managers and members of the Fiscal Council, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of Federal Law 6,385/76, Federal Law 6,404/76, these Bylaws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Novo Mercado Regulation, other regulations from B3, and of the Novo Mercado Participation Agreement.

CHAPTER XI DISSOLUTION AND WINDING UP
Article 36 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.
CHAPTER XII GENERAL PROVISIONS
Article 37 – The provisions set forth in the Novo Mercado Regulation, shall prevail over the provisions of these By-laws, in the event conflict.

Article 38 – The Company may not provide financing or guarantee of any type to third parties, under any form, for activities not included in the corporate purpose of the Company.

Article 39 - The monetary values referred to in Articles 17 and 21 herein were restated on the reference date of January 1, 2018, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.